Registration No. 333-249843

1940 Act No. 811-05903

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to Form S-6

FOR REGISTRATION UNDER THE SECURITIES
ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.       Exact name of
trust:

FT 9061

B.       Name of depositor:

FIRST TRUST PORTFOLIOS L.P.

C.       Complete address
of depositor's principal executive offices:

120 East Liberty Drive

Suite 400

Wheaton, Illinois 60187

D.       Name and complete
address of agents for service:

Copy to:

JAMES A. BOWEN
ERIC F. FESS

c/o First Trust Portfolios L.P.
c/o Chapman and Cutler LLP

120 East Liberty Drive
111 West Monroe Street

Suite 400
Chicago, Illinois 60603

Wheaton, Illinois 60187

E.       Title and Amount
of Securities Being Registered:

An indefinite number of Units pursuant to Rule
24f-2 promulgated under the Investment Company Act of 1940, as amended.

F.       Approximate date
of proposed sale to public:

As soon as practicable after
the effective date of the Registration Statement.

|X|	Check box if it is proposed that this filing will become effective on December 23, 2020 at 2:00 p.m. pursuant to Rule 487.

________________________________

            International Capital Strength Portfolio, Series 49
                SMid Capital Strength Portfolio, Series 49

                                  FT 9061

FT 9061 is a series of a unit investment trust, the FT Series. FT 9061 consists of two separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a diversified portfolio of common stocks ("Securities") issued by companies in the investment focus for which each Trust is named. Each Trust seeks above-average capital appreciation.

THE SECURITIES AND EXCHANGE COMMISSION ("SEC") HAS NOT APPROVED OR
DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS
PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 FIRST TRUST(R)

                                  800-621-1675

                The date of this prospectus is December 23, 2020

                               Table of Contents

Summary of Essential Information                                      3
Fee Table                                                             4
Report of Independent Registered Public Accounting Firm               5
Statements of Net Assets                                              6
Schedules of Investments                                              7
The FT Series                                                        12
Portfolios                                                           13
Risk Factors                                                         14
Public Offering                                                      17
Distribution of Units                                                19
The Sponsor's Profits                                                20
The Secondary Market                                                 21
How We Purchase Units                                                21
Expenses and Charges                                                 21
Tax Status                                                           22
Retirement Plans                                                     24
Rights of Unit Holders                                               24
Income and Capital Distributions                                     24
Redeeming Your Units                                                 25
Removing Securities from a Trust                                     26
Amending or Terminating the Indenture                                27
Information on the Sponsor, Trustee  and Evaluator                   28
Other Information                                                    29

                  Summary of Essential Information (Unaudited)

                                    FT 9061

  At the Opening of Business on the Initial Date of Deposit-December 23, 2020

                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
                 Evaluator:   First Trust Advisors L.P.

                                                                                   International          SMid Capital
                                                                                   Capital                Strength
                                                                                   Strength               Portfolio, Series 49
                                                                                   Portfolio, Series 49
                                                                                   ____________________   ____________________
Initial Number of Units (1)
Fractional Undivided Interest in the Trust per Unit (1)                                  1/170,976             1/141,810
Public Offering Price:
Public Offering Price per Unit (2)                                                     $    10.000           $    10.000
   Less Initial Sales Charge per Unit (3)                                                    (.000)                (.000)
                                                                                       ___________           ___________
Aggregate Offering Price Evaluation of Securities per Unit (4)                              10.000                10.000
   Less Deferred Sales Charge per Unit (3)                                                   (.225)                (.225)
                                                                                       ___________           ___________
Redemption Price per Unit (5)                                                                9.775                 9.775
   Less Creation and Development Fee per Unit (3)(5)                                         (.050)                (.050)
   Less Organization Costs per Unit (5)                                                      (.023)                (.023)
                                                                                       ___________           ___________
Net Asset Value per Unit                                                               $     9.702           $     9.702
                                                                                       ===========           ===========
Cash CUSIP Number                                                                       30317D 320            30317D 361
Reinvestment CUSIP Number                                                               30317D 338            30317D 379
Fee Account Cash CUSIP Number                                                           30317D 346            30317D 387
Fee Account Reinvestment CUSIP Number                                                   30317D 353            30317D 395
Pricing Line Product Code                                                                   133606                133626
Ticker Symbol                                                                               FNBSRX                FKVTZX

First Settlement Date                             December 28, 2020
Mandatory Termination Date (6)                    December 23, 2022
Income Distribution Record Date                   Tenth day of each June and December, commencing June 10, 2021.
Income Distribution Date (7)                      Twenty-fifth day of each June and December, commencing June 25, 2021.

_____________

(1) As of the Evaluation Time on the Initial Date of Deposit, we may
adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) The Public Offering Price shown above reflects the value of the
Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your
Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public
Offering Price per Unit will not include any accumulated dividends on the
Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 2.75% of the Public Offering
Price per Unit (equivalent to 2.75% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee
Table."

(4) Each listed Security is valued at its last closing sale price at the
Evaluation Time on the business day prior to the Initial Date of Deposit.
If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price on such date. See Public Offering-The
Value of the Securities." Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m.
Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The creation and development fee will be deducted from the assets of a
Trust at the end of the initial offering period and the estimated organization costs per Unit will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. If Units are redeemed prior to any such reduction, these fees will not be deducted from the redemption proceeds.
See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) The Trustee will distribute money from the Income and Capital
Accounts, as determined at the semi-annual Record Date, semi-annually on the twenty-fifth day of each June and December to Unit holders of record on the tenth day of such months. However, the Trustee will only distribute money in the Capital Account if the amount available for distribution from that account equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution. See "Income and Capital
Distributions."

                             Fee Table (Unaudited)

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public
Offering" and "Expenses and Charges." Although each Trust has a term of approximately two years, and each is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                            International Capital
                                                                            Strength Portfolio,          SMid Capital Strength
                                                                            Series 49                    Portfolio, Series 49
                                                                            _____________________        _____________________
                                                                                         Amount                      Amount
                                                                                         per Unit                    per Unit
                                                                                         ________                    ________

Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge
  Initial sales charge                                                        0.00%(a)     $.000          0.00%(a)     $.000
  Deferred sales charge                                                       2.25%(b)     $.225          2.25%(b)     $.225
  Creation and development fee                                                0.50%(c)     $.050          0.50%(c)     $.050
                                                                              _____        _____          _____        _____
  Maximum sales charge (including creation and development fee)               2.75%        $.275          2.75%        $.275
                                                                              =====        =====          =====        =====

Organization Costs (as a percentage of public offering price)
  Estimated organization costs                                                .230%(d)     $.0230         .230%(d)     $.0230
                                                                              =====        ======         =====        ======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
  Portfolio supervision, bookkeeping, administrative and
     evaluation fees                                                          .080%        $.0080         .080%        $.0080
  Trustee's fee and other operating expenses                                  .138%(f)     $.0138         .138%(f)     $.0138
                                                                              _____        ______         _____        ______
      Total                                                                   .218%        $.0218         .218%        $.0218
                                                                              =====        ======         =====        ======

                                  Example

This example is intended to help you compare the cost of investing in the
Trusts with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust for the periods shown.
The example also assumes a 5% return on your investment each year and that your Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you sell or redeem your Units at the end of each period, would be:

                                                                           1 Year         2 Years
                                                                           ______         _______
International Capital Strength Portfolio, Series 49 ....................   $320            $342
SMid Capital Strength Portfolio, Series 49 .............................   $320            $342

The example will not differ if you hold rather than sell your Units at the end of each period.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 2.75% and the sum of any remaining deferred sales charge and creation and development fee. When the Public Offering Price per Unit equals $10, there is no initial sales charge. If the price you pay for your Units exceeds $10 per Unit, you will pay an initial sales charge.

(b) The deferred sales charge is a fixed dollar amount equal to $.225 per
Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing April 20, 2021.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of
$.050 per Unit collected at the end of the initial offering period, which is expected to be approximately three months from the Initial Date of
Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%. If you purchase Units after the initial offering period, you will not be assessed the creation and development fee.

(d) Estimated organization costs will be deducted from the assets of a
Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses do not include brokerage costs and other portfolio transaction fees for either of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

                             Report of Independent
                       Registered Public Accounting Firm

To the Unit Holders and the Sponsor, First Trust Portfolios L.P., of FT 9061

Opinion on the Statements of Net Assets

We have audited the accompanying statements of net assets of FT 9061, comprising International Capital Strength Portfolio, Series 49 and SMid
Capital Strength Portfolio, Series 49 (the "Trusts"), one of the series constituting the FT Series, including the schedules of investments, as of the opening of business on December 23, 2020 (Initial Date of Deposit), and the related notes. In our opinion, the statements of net assets present fairly, in all material respects, the financial position of each of the Trusts constituting FT 9061 as of the opening of business on
December 23, 2020 (Initial Date of Deposit), in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These statements of net assets are the responsibility of the Trusts'
Sponsor. Our responsibility is to express an opinion on the Trusts'
statements of net assets based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United
States) (PCAOB) and are required to be independent with respect to the
Trusts in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.
Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement, whether due to error or fraud. The Trusts are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trusts' internal control over financial reporting.
Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the statements of net assets, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statements of net assets. Our audits also included evaluating the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New
York Mellon, the Trustee, and allocated among the Trusts for the purchase of securities, as shown in the statements of net assets, as of the opening of business on December 23, 2020, by correspondence with the Trustee. We believe that our audits provide a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
December 23, 2020

We have served as the auditor of one or more investment companies sponsored by First Trust Portfolios L.P. since 2001.

                            Statements of Net Assets

                                    FT 9061

  At the Opening of Business on the Initial Date of Deposit-December 23, 2020

                                                                                         International          SMid Capital
                                                                                         Capital Strength       Strength
                                                                                         Portfolio, Series 49   Portfolio, Series 49
                                                                                         ____________________   ____________________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                          $170,976               $141,810
Less liability for reimbursement to Sponsor for organization costs (3)                          (393)                  (326)
Less liability for deferred sales charge (4)                                                  (3,847)                (3,191)
Less liability for creation and development fee (5)                                             (855)                  (709)
                                                                                            ________               ________
Net assets                                                                                  $165,881               $137,584
                                                                                            ========               ========

Units outstanding                                                                             17,098                 14,181
Net asset value per Unit (6)                                                                $  9.702               $  9.702

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                       $170,976               $141,810
Less maximum sales charge (7)                                                                 (4,702)                (3,900)
Less estimated reimbursement to Sponsor for organization costs (3)                              (393)                  (326)
                                                                                            ________               ________
Net assets                                                                                  $165,881               $137,584
                                                                                            ========               ========

_____________

                     NOTES TO STATEMENTS OF NET ASSETS

Each Trust is registered as a unit investment trust under the Investment
Company Act of 1940. The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates. Each Trust intends to comply in its initial fiscal year and thereafter with provisions of the Internal Revenue Code applicable to regulated investment companies and as such, will not be subject to federal income taxes on otherwise taxable income (including net realized capital gains) distributed to Unit holders.

(1) Each Trust invests in a diversified portfolio of common stocks.
Aggregate cost of the Securities listed under "Schedule of Investments"
for each Trust is based on their aggregate underlying value. Each Trust has a Mandatory Termination Date of December 23, 2022.

(2) An irrevocable letter of credit issued by The Bank of New York Mellon, of which approximately $400,000 has been allocated $200,000 each between the two Trusts in FT 9061, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the
Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0230 per
Unit for each Trust. A payment will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering
Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.225 per Unit for each Trust, payable to the Sponsor in three equal monthly installments beginning on April 20, 2021 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through June 18, 2021. If Unit holders redeem their Units before June 18, 2021 they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit for each Trust) is payable by a Trust on behalf of Unit holders out of assets of a Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing a Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the earlier of six months after the
Initial Date of Deposit or the end of the initial offering period in the case of organization costs or the close of the initial offering period in the case of the creation and development fee.

(7) The aggregate cost to investors includes a maximum sales charge
(comprised of an initial sales charge, a deferred sales charge and the creation and development fee) computed at the rate of 2.75% of the Public
Offering Price per Unit (equivalent to 2.75% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under
"Public Offering."

                            Schedules of Investments

              International Capital Strength Portfolio, Series 49
                                    FT 9061

  At the Opening of Business on the Initial Date of Deposit-December 23, 2020

                                                                             Percentage                 Market      Cost of
Ticker Symbol and                                                           of Aggregate      Number   Value per Securities to
Name of Issuer of Securities (1)(3)(4)+                                    Offering Price   of Shares    Share   the Trust (2)
_______________________________________                                   ______________    _________  _________ _____________
COMMON STOCKS (100.00%):
Australia (6.66%):
BHP        BHP Group Ltd (ADR) (5)                                             3.33%             88     $ 64.63     $ 5,687
CSLLY      CSL Limited (ADR)                                                   3.33%             52      109.59       5,699
Canada (3.31%):
CNI        Canadian National Railway Company                                   3.31%             52      108.87       5,661
China (13.32%):
BABA       Alibaba Group Holding Limited (ADR) (5) *                           3.29%             22      255.83       5,628
JD         JD.com, Inc. (ADR) (5) *                                            3.34%             69       82.79       5,713
NTES       NetEase, Inc. (ADR) (5)                                             3.35%             62       92.50       5,735
TCEHY      Tencent Holdings Limited (ADR) (5)                                  3.34%             78       73.29       5,717
Denmark (6.69%):
GMAB       Genmab A/S (ADR) *                                                  3.34%            143       39.99       5,719
NVO        Novo Nordisk A/S (ADR)                                              3.35%             81       70.62       5,720
France (3.33%):
SNY        Sanofi (ADR)                                                        3.33%            119       47.81       5,689
India (3.34%):
INFY       Infosys Limited (ADR)                                               3.34%            344       16.58       5,704
Ireland (19.98%):
ACN        Accenture Plc                                                       3.34%             22      259.47       5,708
AON        AON Plc                                                             3.30%             27      209.23       5,649
APTV       Aptiv Plc                                                           3.36%             46      125.04       5,752
EXPGY      Experian Plc (ADR)                                                  3.33%            151       37.73       5,697
ICLR       ICON Plc *                                                          3.30%             29      194.39       5,637
TT         Trane Technologies Plc                                              3.35%             40      143.00       5,720
Israel (3.36%):
CHKP       Check Point Software Technologies Ltd. *                            3.36%             43      133.42       5,737

                       Schedule of Investments (cont'd.)

              International Capital Strength Portfolio, Series 49
                                    FT 9061

  At the Opening of Business on the Initial Date of Deposit-December 23, 2020

                                                                             Percentage                 Market      Cost of
Ticker Symbol and                                                           of Aggregate      Number   Value per Securities to
Name of Issuer of Securities (1)(3)(4)+                                    Offering Price   of Shares    Share   the Trust (2)
_______________________________________                                    ______________   _________  _________ _____________
Japan (9.97%):
NTDOY      Nintendo Co., Ltd. (ADR)                                            3.32%             73     $ 77.65    $  5,668
SNE        Sony Corporation (ADR)                                              3.31%             58       97.46       5,653
TOELY      Tokyo Electron Limited (ADR)                                        3.34%             66       86.60       5,716
The Netherlands (3.34%):
ASML       ASML Holding N.V.                                                   3.34%             12      476.18       5,714
Sweden (3.34%):
ERIC       Telefonaktiebolaget LM Ericsson (ADR)                               3.34%            484       11.78       5,702
Switzerland (13.34%):
GRMN       Garmin Ltd.                                                         3.34%             48      119.14       5,719
LOGI       Logitech International S.A.                                         3.33%             60       95.02       5,701
NSRGY      Nestle S.A. (ADR)                                                   3.34%             50      114.21       5,710
RHHBY      Roche Holding AG (ADR)                                              3.33%            133       42.83       5,696
Taiwan (3.34%):
TSM        Taiwan Semiconductor Manufacturing Company Ltd. (ADR)               3.34%             55      103.94       5,717
United Kingdom (6.68%):
RIO        Rio Tinto Plc (ADR)                                                 3.35%             76       75.29       5,722
UL         Unilever Plc (ADR)                                                  3.33%             98       58.02       5,686
                                                                             _______                               ________
                 Total Investments                                           100.00%                               $170,976
                                                                             =======                               ========

_____________

See "Notes to Schedules of Investments" on page 11.

                            Schedule of Investments

                   SMid Capital Strength Portfolio, Series 49
                                    FT 9061

  At the Opening of Business on the Initial Date of Deposit-December 23, 2020

                                                                             Percentage                 Market      Cost of
Ticker Symbol and                                                           of Aggregate    Number    Value per  Securities to
Name of Issuer of Securities (1)(3)                                       Offering Price   of Shares    Share    the Trust (2)
__________________________________                                        ______________   _________   _________  _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (20.04%):
BC       Brunswick Corporation                                                 2.50%             43     $ 82.59    $  3,551
DECK     Deckers Outdoor Corporation *                                         2.49%             12      293.96       3,528
GNTX     Gentex Corporation                                                    2.50%            105       33.81       3,550
HELE     Helen of Troy Limited +*                                              2.54%             16      224.93       3,599
IBP      Installed Building Products, Inc. *                                   2.47%             32      109.49       3,504
OLLI     Ollie's Bargain Outlet Holdings, Inc. *                               2.50%             43       82.30       3,539
BLD      TopBuild Corp. *                                                      2.52%             18      198.78       3,578
YETI     YETI Holdings, Inc. *                                                 2.52%             48       74.32       3,567
Consumer Staples (4.98%):
CASY     Casey's General Stores, Inc.                                          2.51%             20      177.64       3,553
MED      Medifast, Inc.                                                        2.47%             18      194.65       3,504
Energy (2.51%):
REGI     Renewable Energy Group, Inc. *                                        2.51%             45       79.01       3,555
Financials (5.09%):
EVR      Evercore Inc.                                                         2.52%             33      108.10       3,567
FDS      FactSet Research Systems Inc.                                         2.57%             11      331.00       3,641
Health Care (17.31%):
AMED     Amedisys, Inc. *                                                      2.44%             12      288.91       3,467
TECH     Bio-Techne Corporation                                                2.49%             11      320.56       3,526
CRL      Charles River Laboratories International, Inc. *                      2.49%             14      252.62       3,537
MASI     Masimo Corporation *                                                  2.44%             13      266.59       3,466
MOH      Molina Healthcare, Inc. *                                             2.47%             17      205.73       3,497
PRAH     PRA Health Sciences, Inc. *                                           2.50%             29      122.03       3,539
UTHR     United Therapeutics Corporation *                                     2.48%             24      146.35       3,512
Industrials (20.07%):
GNRC     Generac Holdings Inc. *                                               2.56%             16      227.31       3,637
HUBB     Hubbell Incorporated                                                  2.45%             22      157.88       3,473
LECO     Lincoln Electric Holdings, Inc.                                       2.50%             30      118.39       3,552
MTZ      MasTec, Inc. *                                                        2.52%             52       68.80       3,578

                       Schedule of Investments (cont'd.)

                   SMid Capital Strength Portfolio, Series 49

                                    FT 9061

  At the Opening of Business on the Initial Date of Deposit-December 23, 2020

                                                                             Percentage                 Market      Cost of
Ticker Symbol and                                                           of Aggregate     Number    Value per  Securities to
Name of Issuer of Securities (1)(3)                                        Offering Price   of Shares    Share    the Trust (2)
__________________________________                                         ______________   _________   _________  _____________
COMMON STOCKS (100.00%):
Industrials (cont'd.):
NDSN     Nordson Corporation                                                   2.52%              18   $ 198.64    $  3,576
TKR      The Timken Company                                                    2.48%              46      76.41       3,515
TTC      The Toro Company                                                      2.53%              38      94.23       3,581
UFPI     UFP Industries Inc.                                                   2.51%              64      55.55       3,555
Information Technology (25.00%):
ALRM     Alarm.com Holdings, Inc. *                                            2.47%              35     100.30       3,510
CIEN     Ciena Corporation *                                                   2.50%              68      52.19       3,549
ENPH     Enphase Energy, Inc. *                                                2.50%              20     177.27       3,545
EVTC     EVERTEC, Inc.                                                         2.49%              89      39.65       3,529
FICO     Fair Isaac Corporation *                                              2.54%               7     515.62       3,609
EGOV     NIC Inc.                                                              2.50%             135      26.22       3,540
QLYS     Qualys, Inc. *                                                        2.48%              28     125.48       3,513
SEDG     SolarEdge Technologies, Inc. +*                                       2.50%              11     322.52       3,548
SYNA     Synaptics Incorporated *                                              2.50%              43      82.53       3,549
TRMB     Trimble Inc. *                                                        2.52%              54      66.18       3,574
Materials (5.00%):
BCC      Boise Cascade Company                                                 2.49%              72      49.06       3,532
RPM      RPM International Inc.                                                2.51%              40      89.12       3,565
                                                                             _______                               ________
               Total Investments                                             100.00%                               $141,810
                                                                             =======                               ========

_____________

See "Notes to Schedules of Investments" on page 11.

                     NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on December 23, 2020. Such purchase contracts are expected to settle within two business days.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities at the Evaluation Time on the business day preceding the Initial Date of Deposit). The cost of
Securities to a Trust may not compute due to rounding the market value per share. The valuation of the Securities has been determined by the
Evaluator, an affiliate of the Sponsor. In accordance with Financial
Accounting Standards Board Accounting Standards Codification 820, "Fair
Value Measurement," each Trust's investments are classified as Level 1, which refers to securities traded in an active market. The cost of the
Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:

                                                                   Cost of
                                                                  Securities        Profit
                                                                  to Sponsor        (Loss)
                                                                  __________        ______
International Capital Strength Portfolio, Series 49               $171,947          $(971)
SMid Capital Strength Portfolio, Series 49                         142,608           (798)

(3) Companies in the International Capital Strength Portfolio, Series 49
are categorized by the countries in which their corporate headquarters are located. Common stocks of companies headquartered or incorporated outside the United States comprise 100.00% of the investments of the International
Capital Strength Portfolio, Series 49 and approximately 5.04% of the investments of the SMid Capital Strength Portfolio, Series 49 (consisting of Bermuda, 2.54% and Israel, 2.50%).

(4) Securities of companies in the following sectors comprise the approximate percentages of the investments of the International Capital
Strength Portfolio, Series 49 as indicated:
Communication Services, 10.01%; Consumer Discretionary, 16.64%; Consumer
Staples, 6.67%; Financials, 3.30%; Health Care, 19.98%; Industrials,
9.99%; Information Technology, 26.73% and Materials, 6.68%

(5) This Security represents the common stock of a company incorporated in a country other than the country in which it is headquartered.

+ This Security represents the common stock of a foreign company which trades directly or through an American Depositary Receipt/ADR on the over-
the-counter market or on a U.S. national securities exchange.

* This Security represents a non-income producing security.

                       The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 9061, consists of two separate portfolios set forth below:

- International Capital Strength Portfolio, Series 49

- SMid Capital Strength Portfolio, Series 49

Each Trust was created under the laws of the State of New York by a Trust
Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The
Bank of New York Mellon as Trustee and First Trust Advisors L.P. as
Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND
RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE
SPONSOR AT 800-621-1675, DEPT. CODE 2.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and, in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in a Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of
Securities in the Trusts, on a market value basis, will also change daily.
The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the
Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the
Trustee may retain and pay us (or our affiliate) to act as agent for the
Trusts to buy Securities. If we or an affiliate of ours act as agent to the Trusts, we will be subject to the restrictions under the Investment
Company Act of 1940, as amended (the "1940 Act"). When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trusts, which may include broker/dealers who sell Units of the Trusts. We do not consider sales of Units of the Trusts or any other products sponsored by First Trust as a factor in selecting such broker/dealers.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from a
Trust," to maintain the sound investment character of a Trust, and the proceeds received by a Trust will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However,
Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote the Securities and, except as described in "Removing Securities from a Trust," will endeavor to vote the Securities such that the Securities are voted as closely as possible in the same manner and the same general proportion as are the Securities held by owners other than such Trust.

Neither we nor the Trustee will be liable for a failure in any of the
Securities. However, if a contract for the purchase of any of the
Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities"), we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date.
Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                        Portfolios

International Capital Strength Portfolio.

Objective.

The International Capital Strength Portfolio seeks above-average capital appreciation. The International Capital Strength Portfolio is concentrated in stocks of the industry or group of industries comprising the information technology sector.

Portfolio Selection Process.

The companies selected for the International Capital Strength Portfolio have been researched and evaluated using database screening techniques, fundamental analysis, and the judgment of the Sponsor's research analysts.
Through our selection process we seek to find the stocks that we believe have the best prospects for above-average capital appreciation.

Identify the Universe. We begin by selecting stocks of foreign companies that trade on a U.S. stock exchange either directly or through an American
Depositary Receipt/ADR.

Screen for Financial Strength. We then evaluate companies based on multiple factors, including the following as of the date the portfolio was selected:

- Market Capitalization greater than $5 billion;

- Long-Term Debt/Market Value of Equity less than 30%; and

- Return on Equity greater than 15%.

These factors are designed to identify those stocks which exhibit strong fundamental characteristics and to eliminate those that do not meet our investment criteria.

Examine Historical Financial Results. The next step in our process is to look for those companies that have earned a net cash flow return on investment that is above the average of their peers.

Select Companies with Attractive Valuations. The final step in our process is to select companies based on the fundamental analysis of our team of research analysts. The stocks selected for the portfolio are those that meet our investment objective, trade at attractive valuations, and in our opinion, are likely to exceed market expectations of future cash flows.

Additional Portfolio Contents.

In addition to the investments described above, the International Capital
Strength Portfolio has exposure to the following investments: dividend-
paying securities, companies headquartered or incorporated in the Asia
Pacific region, companies headquartered or incorporated in Europe, companies headquartered or incorporated in emerging market countries and companies with various market capitalizations.

SMid Capital Strength Portfolio.

Objective.

The SMid Capital Strength Portfolio seeks above-average capital appreciation. Under normal circumstances, the SMid Capital Strength
Portfolio will invest at least 80% of its assets in small and/or mid capitalization companies. The SMid Capital Strength Portfolio is concentrated in stocks of the industry or group of industries comprising the information technology sector.

Portfolio Selection Process.

The companies selected for the SMid Capital Strength Portfolio have been researched and evaluated using database screening techniques, fundamental analysis, and the judgment of the Sponsor's research analysts. Our goal with SMid Capital Strength Portfolio is to invest in undervalued companies with strong market positions that, in our opinion, have strong balance sheets, skilled management, high liquidity, the ability to generate earnings growth, and a record of financial strength and profit growth.
Through our selection process we seek to find the stocks that we believe have the best prospects for above-average capital appreciation.

Identify the Universe. We begin by selecting the companies listed in the
S&P MidCap 400(R) and S&P SmallCap 600(R) Indexes.

Screen for Financial Strength. We then evaluate companies based on multiple factors, including the following as of the date the portfolio was selected:

- Greater than $100 million in cash;

- Long-Term Debt/Market Value of Equity less than 30%; and

- Return on Equity greater than 15%.

These factors are designed to identify those stocks which exhibit strong fundamental characteristics and to eliminate those that do not meet our investment criteria.

Examine Historical Financial Results. The next step in our process is to look for those companies that have earned a net cash flow return on investment that is above the average of their peers.

Select Companies with Attractive Valuations. The final step in our process is to select companies based on the fundamental analysis of our team of research analysts. The stocks selected for the portfolio are those that meet our investment objective, trade at attractive valuations and, in our opinion, are likely to exceed market expectations of future cash flows.

Additional Portfolio Contents.

In addition to the investments described above, the SMid Capital Strength
Portfolio has exposure to the following investments: dividend-paying securities and foreign securities (including American Depositary Receipts).

As with any similar investments, there can be no guarantee that the objective of the Trusts will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trusts.

                       Risk Factors

Price Volatility. The Trusts invest in common stocks. The value of a
Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase, negatively impacting issuers.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Market Risk. Market risk is the risk that a particular security, or Units of the Trust in general, may fall in value. Securities are subject to market fluctuations caused by such factors as economic, political, regulatory or market developments, changes in interest rates and perceived trends in securities prices. Units of the Trust could decline in value or underperform other investments. In addition, local, regional or global events such as war, acts of terrorism, spread of infectious diseases or other public health issues, recessions, political turbulence or other events could have a significant negative impact on the Trust and its investments. Such events may affect certain geographic regions, countries, sectors and industries more significantly than others. Such events could adversely affect the prices and liquidity of the Trust's portfolio securities and could result in disruptions in the trading markets. Any such circumstances could have a materially negative impact on the value of the Trust's Units and result in increased market volatility.

An outbreak of a respiratory disease designated as COVID-19 was first detected in China in December 2019 and has resulted in a global pandemic and major disruptions to economies and markets around the world. The transmission of COVID-19 and efforts to contain its spread have resulted in international border closings, enhanced health screenings, expanded healthcare services and expenses, quarantines and other restrictions on business and personal activities, cancellations, disruptions to supply chains and consumer activity, as well as general public concern and uncertainty. Financial markets have experienced extreme volatility and severe losses, negatively impacting global economic growth prospects. The duration of the COVID-19 outbreak and its effects cannot be determined with certainty and may exacerbate other pre-existing political, social and economic risks.

Governments and central banks, including the Federal Reserve, have taken extraordinary and unprecedented actions to support local and global economies and the financial markets. These measures have included, among other policy responses, a $700 billion quantitative easing program, a reduction of the Federal funds rate to near-zero, and an economic stimulus package. The impact of these measures, and whether they will be effective to mitigate the economic and market disruption, will not be known for some time.

Dividends. Certain of the Securities held by the Trusts may currently pay dividends, but there is no guarantee that the issuers of the
Securities will declare dividends in the future or that, if declared, they will either remain at current levels or increase over time.

Concentration Risk. When at least 25% of a trust's portfolio is invested in securities issued by companies within a single sector, the trust is considered to be concentrated in that particular sector. A portfolio concentrated in one or more sectors may present more risks than a portfolio broadly diversified over several sectors.

The International Capital Strength Portfolio, Series 49 and the SMid
Capital Strength Portfolio, Series 49 are concentrated in stocks of the industry or group of industries comprising the information technology sector.

Information Technology. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing; frequent introduction of new or enhanced products; the loss of patent, copyright and trademark protections;
cyclical market patterns; evolving industry standards; and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources. Technology company stocks have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories.

Asia Pacific Region. A significant percentage of the Securities held by the International Capital Strength Portfolio, Series 49 are issued by companies headquartered and/or incorporated in the Asia Pacific region.
The Trust is therefore more susceptible to the economic, market, regulatory, political, natural disasters and local risks of the Asia
Pacific region. The region has historically been highly dependent on global trade, with nations taking strong roles in both the importing and exporting of goods; such a relationship creates a risk with this dependency on global growth. The respective stock markets tend to have a larger prevalence of smaller companies that are inherently more volatile and less liquid than larger companies. Varying levels of accounting and disclosure standards, restrictions on foreign ownership, minority ownership rights, and corporate governance standards are also common for the region.

Europe. A significant percentage of the Securities held by the
International Capital Strength Portfolio, Series 49 are issued by companies headquartered or incorporated in Europe. The Trust is therefore subject to certain risks associated specifically with Europe. Certain of the Securities in certain other Trusts are also issued by companies headquartered or incorporated in Europe. A significant number of countries in Europe are member states in the European Union, and the member states no longer control their own monetary policies by directing independent interest rates for their currencies. In these member states, the authority to direct monetary policies, including money supply and official interest rates for the Euro, is exercised by the European Central Bank.
Furthermore, the European sovereign debt crisis and the related austerity measures in certain countries have had, and continues to have, a significant negative impact on the economies of certain European countries and their future economic outlooks. The United Kingdom vote to leave the
E.U. and other recent rapid political and social change throughout Europe make the extent and nature of future economic development in Europe and the effect on Securities issued by European issuers difficult to predict.

Foreign Securities. All of the Securities held by the International
Capital Strength Portfolio, Series 49 are issued by foreign entities, and certain of the Securities held by the SMid Capital Strength Portfolio, Series
49 are issued by foreign entities. Investments in foreign securities subject a Trust to more risks than if it invested solely in domestic securities. Risks of foreign securities include higher brokerage costs;
different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries.
Certain foreign markets have experienced heightened volatility due to recent negative political or economic developments or natural disasters.
Securities issued by non-U.S. issuers may pay dividends in foreign currencies and may be principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these dividend payments and/or securities will vary with fluctuations in foreign exchange rates.

American Depositary Receipts/ADRs and similarly structured securities may be less liquid than the underlying shares in their primary trading market.
Any distributions paid to the holders of depositary receipts are usually subject to a fee charged by the depositary. Issuers of depositary receipts are not obligated to disclose information that is considered material in the United States. As a result, there may be less information available regarding such issuers. Holders of depositary receipts may have limited voting rights, and investment restrictions in certain countries may adversely impact the value of depositary receipts because such restrictions may limit the ability to convert shares into depositary receipts and vice versa. Such restrictions may cause shares of the underlying issuer to trade at a discount or premium to the market price of the depositary receipts.

Emerging Markets. Certain of the Securities held by the International
Capital Strength Portfolio, Series 49 are issued by companies headquartered or incorporated in countries considered to be emerging markets or have significant business operations in emerging markets. Risks of investing in developing or emerging countries are even greater than the risks associated with foreign investments in general. These increased risks include, among other risks, the possibility of investment and trading limitations, greater liquidity concerns, higher price volatility, greater delays and disruptions in settlement transactions, greater political uncertainties and greater dependence on international trade or development assistance. In addition, less information about emerging market companies is publicly available due to differences in regulatory, accounting, audit and financial recordkeeping standards and information that is available may be unreliable or outdated. Moreover, the rights and remedies associated with emerging market investment securities may be different than those available for investments in more developed markets.
Furthermore, emerging market countries may be subject to overburdened infrastructures, obsolete financial systems and environmental problems.
For these reasons, investments in emerging markets are often considered speculative.

Brexit Risk. A significant percentage of the Securities held by the
International Capital Strength Portfolio, Series 49 are subject to Brexit risk. On January 31, 2020, the United Kingdom officially departed the
European Union (commonly referred to as "Brexit"). The United Kingdom is expected to continue to follow European Union law during an 11-month transition period set to terminate on December 31, 2020. The effects of
Brexit will depend, in part, on agreements the United Kingdom negotiates to retain access to markets in the European Union during the transitional period, including current trade and finance agreements. Brexit has led to volatility in global financial markets, in particular those of the United
Kingdom and across Europe, and may also lead to weakening in political, regulatory, consumer, corporate and financial confidence in the United
Kingdom and Europe. Given the size and importance of the United Kingdom's economy, uncertainty or unpredictability about its legal, political and/or economic relationships with Europe has been, and may continue to be, a source of instability and could lead to significant currency fluctuations and other adverse effects on international markets and international trade.

It is not currently possible to determine the extent of the impact Brexit may have on the Trust's investments. The continued uncertainty following the United Kingdom's exit from the European Union could negatively impact current and future economic conditions in the United Kingdom and other countries, which could negatively impact the value of the Trust's investments.

Small and/or Mid Capitalization Companies. Certain of the Securities held by the International Capital Strength Portfolio, Series 49, and all of the
Securities held by the SMid Capital Strength Portfolio, Series 49 are issued by small and/or mid capitalization companies. Investing in stocks of such companies may involve greater risk than investing in larger companies. For example, such companies may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Securities of such companies generally trade in lower volumes and are generally subject to greater and less predictable changes in price than securities of larger companies. In addition, small and mid-cap stocks may not be widely followed by the investment community, which may result in low demand.

Large Capitalization Companies. Certain of the Securities held by the
International Capital Strength Portfolio, Series 49 are issued by large capitalization companies. The return on investment in stocks of large capitalization companies may be less than the return on investment in stocks of small and/or mid capitalization companies. Large capitalization companies may also grow at a slower rate than the overall market.

Cybersecurity Risk. As the use of Internet technology has become more prevalent in the course of business, the Trusts have become more susceptible to potential operational risks through breaches in cybersecurity. A breach in cybersecurity refers to both intentional and unintentional events that may cause a Trust to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the Sponsor of the Trusts to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cybersecurity breaches may involve unauthorized access to digital information systems utilized by the
Trusts through "hacking" or malicious software coding, but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cybersecurity breaches of a Trust's third-party service providers, or issuers in which the Trusts invest, can also subject the Trusts to many of the same risks associated with direct cybersecurity breaches. The Sponsor of, and third-party service provider to, the Trusts have established risk management systems designed to reduce the risks associated with cybersecurity. However, there is no guarantee that such efforts will succeed, especially because the Trusts do not directly control the cybersecurity systems of issuers or third-party service providers.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, or the industries represented by such issuers, may negatively impact the value of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the Securities.

                      Public Offering

The Public Offering Price.

Units will be purchased at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under
"Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until two business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the
Securities Exchange Act of 1934, as amended.

Organization Costs. Securities purchased with the portion of the Public
Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the SEC and states, the initial audit of each Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee)
will be purchased in the same proportionate relationship as all the
Securities contained in a Trust. Securities will be sold to reimburse the
Sponsor for a Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of a Trust).
During the period ending with the earlier of six months after the Initial
Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for
Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional
Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount per account you can purchase of a Trust is generally
$1,000 worth of Units ($500 if you are purchasing Units for your
Individual Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge of 2.75% per Unit is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 2.75% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee
(initially $.275 per Unit). On the Initial Date of Deposit, and any other day the Public Offering Price per Unit equals $10.00, there is no initial sales charge. Thereafter, you will pay an initial sales charge when the
Public Offering Price per Unit exceeds $10.00 and as deferred sales charge and creation and development fee payments are made.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charge payments of $.075 per Unit will be deducted from a Trust's assets on approximately the twentieth day of each month from April 20, 2021 through June 18, 2021. If you buy Units at a price of less than $10.00 per
Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 2.25% of the Public Offering Price.

If you purchase Units after the last deferred sales charge payment has been assessed, your transactional sales charge will consist of a one-time initial sales charge of 2.25% of the Public Offering Price (equivalent to
2.302% of the net amount invested).

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit for each Trust collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

The maximum sales charge is 2.75% per Unit and the maximum dealer concession is 2.00% per Unit.

If you are purchasing Units for an investment account, the terms of which provide that your registered investment advisor or registered broker/dealer (a) charges periodic fees in lieu of commissions; (b)
charges for financial planning, investment advisory or asset management services; or (c) charges a comprehensive "wrap fee" or similar fee for these or comparable services ("Fee Accounts"), you will not be assessed the transactional sales charge described above on such purchases. These
Units will be designated as Fee Account Units and, depending upon the purchase instructions we receive, assigned either a Fee Account Cash CUSIP
Number, if you elect to have distributions paid to you, or a Fee Account
Reinvestment CUSIP Number, if you elect to have distributions reinvested into additional Units of a Trust. Certain Fee Account Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their registered investment advisor, broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Account Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the
Sponsor, our related companies, and dealers and their affiliates will purchase Units at the Public Offering Price less the applicable dealer concession, subject to the policies of the related selling firm. Immediate family members include spouses, or the equivalent if recognized under local law, children or step-children under the age of 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

You will be charged the deferred sales charge per Unit regardless of the price you pay for your Units or whether you are eligible to receive any discounts. However, if the purchase price of your Units was less than
$10.00 per Unit or if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Account Units, you will be credited additional Units with a dollar value equal to the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of a Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge and creation and development fee to be collected on such reinvestment Units. The dollar value of these additional credited
Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges or the creation and development fee are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the
Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus shall mean any day on which the NYSE is open. For purposes of Securities and Unit settlement, the term business day does not include days on which
U.S. financial institutions are closed.

The aggregate underlying value of the Securities in the Trusts will be determined as follows: if the Securities are listed on a national or foreign securities exchange or The NASDAQ Stock Market, LLC(R), their value shall generally be based on the closing sale price on the exchange or system which is the principal market therefore ("Primary Exchange"), which shall be deemed to be the NYSE if the Securities are listed thereon
(unless the Evaluator deems such price inappropriate as the basis for evaluation). In the event a closing sale price on the Primary Exchange is not published, the Securities will be valued based on the last trade price on the Primary Exchange. If no trades occur on the Primary Exchange for a specific trade date, the value will be based on the closing sale price from, in the opinion of the Evaluator, an appropriate secondary exchange, if any. If no trades occur on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the Evaluator will determine the value of the Securities using the best information available to the
Evaluator, which may include the prior day's evaluated price. If the
Security is an American Depositary Receipt/ADR, Global Depositary
Receipt/GDR or other similar security in which no trade occurs on the
Primary Exchange or any appropriate secondary exchange on a specific trade date, the value will be based on the evaluated price of the underlying security, determined as set forth above, after applying the appropriate
ADR/GDR ratio, the exchange rate and such other information which the
Evaluator deems appropriate. For purposes of valuing Securities traded on
The NASDAQ Stock Market, LLC(R), closing sale price shall mean the
Nasdaq(R) Official Closing Price as determined by The NASDAQ Stock Market,
LLC(R). If the Securities are not so listed or, if so listed and the principal market therefore is other than on the Primary Exchange or any appropriate secondary exchange, the value shall generally be based on the current ask price on the over-the-counter market (unless the Evaluator deems such price inappropriate as a basis for evaluation). If current ask prices are unavailable, the value is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Securities on the ask side of the market, or (c) any combination of the above. If such prices are in a currency other than U.S.
dollars, the value of such Security shall be converted to U.S. dollars based on current exchange rates (unless the Evaluator deems such prices inappropriate as a basis for evaluation). If the Evaluator deems a price determined as set forth above to be inappropriate as the basis for evaluation, the Evaluator shall use such other information available to the Evaluator which it deems appropriate as the basis for determining the value of a Security.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                   Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states.
All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the
Trusts. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which represent a concession or agency commission of 2.00% of the Public
Offering Price per Unit, subject to reductions set forth in "Public
Offering-Discounts for Certain Persons."

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to up to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

Total sales                                 Additional
(in millions)                               Concession
______________________________________________________
$25 but less than $100                          0.035%
$100 but less than $150                         0.050%
$150 but less than $250                         0.075%
$250 but less than $1,000                       0.100%
$1,000 but less than $5,000                     0.125%
$5,000 but less than $7,500                     0.150%
$7,500 or more                                  0.175%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such
Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell
Units of these Trusts and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The
Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as
"revenue sharing," create a conflict of interest by influencing financial intermediaries and their agents to sell or recommend a First Trust product, including these Trusts, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis.
In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trusts
(which may show performance net of the expenses and charges the Trusts would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar, Inc. or
(3) information from publications such as Money, The New York Times, U.S.
News and World Report, Bloomberg Businessweek, Forbes or Fortune. The
investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit of a Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a
Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of
Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the
Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we may maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the
Evaluator fees and Trustee costs to transfer and record the ownership of
Units. We may discontinue purchases of Units at any time. IF YOU WISH TO
DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES
BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per
Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender
Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table."
If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of each Trust from the
Income Account of such Trust if funds are available, and then from the
Capital Account. The Income and Capital Accounts are non-interest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as Portfolio
Supervisor and Evaluator and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts. As Sponsor, we will receive brokerage fees when the
Trusts use us (or an affiliate of ours) as agent in buying or selling
Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for a Trust. A Trust will pay for such services at standard commission rates.

The fees payable to First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of
$.050 per Unit outstanding at the end of the initial offering period. The
Trustee will deduct this amount from a Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to a Trust's operating expenses and those fees described above, each Trust may also incur the following charges:

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests (i.e., participating in litigation concerning a portfolio security) and the costs of indemnifying the Trustee;

- Fees for any extraordinary services the Trustee performed under the
Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of a
Trust;

- Foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. In addition, if there is not enough cash in the Income or

Capital Account of a Trust, the Trustee has the power to sell Securities from such Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                        Tax Status

Federal Tax Matters.

This section discusses some of the main U.S. federal income tax consequences of owning Units of a Trust as of the date of this prospectus.
Tax laws and interpretations change frequently, and this summary does not describe all of the tax consequences to all taxpayers. For example, this summary generally does not describe your situation if you are a broker/dealer or other investor with special circumstances. In addition, this section may not describe your state, local or non-U.S. tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service ("IRS") could disagree with any conclusions set forth in this section. In addition, our counsel may not have been asked to review, and may not have reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trusts. This summary may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Trust Status.

Unit investment trusts maintain both Income and Capital Accounts, regardless of tax structure. Please refer to the "Income and Capital
Distributions" section of the prospectus for more information.

Each Trust intends to qualify as a "regulated investment company,"
commonly known as a "RIC," under the federal tax laws. If a Trust qualifies as a RIC and distributes its income as required by the tax law, such Trust generally will not pay federal income taxes. For federal income tax purposes, you are treated as the owner of the Trust Units and not of the assets held by a Trust.

Income from the Trust.

Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates a Trust's distributions into ordinary income dividends, capital gain dividends and return of capital.
Income reported is generally net of expenses (but see "Treatment of Trust
Expenses" below). Ordinary income dividends are generally taxed at your ordinary income tax rate, however, certain dividends received from a Trust may be taxed at the capital gains tax rates. Generally, all capital gain dividends are treated as long-term capital gains regardless of how long you have owned your Units. In addition, a Trust may make distributions that represent a return of capital for tax purposes and will generally not be currently taxable to you, although they generally reduce your tax basis in your Units and thus increase your taxable gain or decrease your loss when you dispose of your Units. The tax laws may require you to treat distributions made to you in January as if you had received them on
December 31 of the previous year.

Some distributions from a Trust may qualify as long-term capital gains, which, if you are an individual, is generally taxed at a lower rate than your ordinary income and short-term capital gain income. The distributions from a Trust that you must take into account for federal income tax purposes are not reduced by the amount used to pay a deferred sales charge, if any. Distributions from a Trust, including capital gains, may also be subject to a "Medicare tax" if your adjusted gross income exceeds certain threshold amounts.

Certain Stock Dividends.

Ordinary income dividends received by an individual Unit holder from a RIC such as the Trusts are generally taxed at the same rates that apply to long-term capital gains, provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividend income ("QDI") received by a Trust itself. Dividends that do not meet these requirements will generally be taxed at ordinary income tax rates. After the end of the tax year, each Trust will provide a tax statement to its Unit holders reporting the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Unit holders that are corporations may be eligible for the dividends received deduction with respect to certain ordinary income dividends on
Units that are attributable to qualifying dividends received by a Trust from certain corporations.

Sale of Units.

If you sell your Units (whether to a third party or to a Trust), you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your (adjusted) tax basis in your
Units from the amount you receive from the sale. Your original tax basis in your Units is generally equal to the cost of your Units, including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units, in which case your gain would be calculated using your adjusted basis.

The tax statement you receive in regard to the sale or redemption of your
Units may contain information about your basis in the Units and whether any gain or loss recognized by you should be considered long-term or short-
term capital gain. The information reported to you is based upon rules that do not take into consideration all of the facts that may be known to you or to your advisors. You should consult with your tax advisor about any adjustments that may need to be made to the information reported to you in determining the amount of your gain or loss.

Distribution Reinvestment Option.

If you elect to reinvest your distributions into additional Units, you will be treated as if you have received your distribution in an amount equal to the distribution you are entitled to. Your tax liability will be the same as if you received the distribution in cash. Also, the reinvestment would generally be considered a purchase of new Units for federal income tax purposes.

Treatment of Trust Expenses.

Expenses incurred and deducted by a Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. You may not be able to take a deduction for some or all of these expenses even if the cash you receive is reduced by such expenses.

Investments in Certain Non-U.S. Corporations.

A foreign corporation will generally be treated as a passive foreign investment company ("PFIC") if 75% or more of its income is passive income or if 50% or more of its assets are held to produce passive income.  If a
Trust holds an equity interest in PFICs, such Trust could be subject to
U.S. federal income tax and additional interest charges on gains and certain distributions from the PFICs, even if all the income or gain is distributed in a timely fashion to such Trust Unit holders. A Trust will not be able to pass through to its Unit holders any credit or deduction for such taxes if the taxes are imposed at the Trust level. A Trust may be able to make an election that could limit the tax imposed on such Trust.
In this case, a Trust would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income.

Under this election, a Trust might be required to recognize income in excess of its distributions from the PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of determining the application of the 4% excise tax imposed on RICs that do not meet certain distribution thresholds.
Dividends paid by PFICs are not treated as QDI to shareholders of the PFICs.

Non-U.S. Investors.

If you are a non-U.S. investor, distributions from a Trust treated as dividends will generally be subject to a U.S. withholding tax of 30% of the distribution. Certain dividends, such as capital gains dividends and short-term capital gains dividends, may not be subject to U.S. withholding taxes. In addition, some non-U.S. investors may be eligible for a reduction or elimination of U.S. withholding taxes under a treaty.
However, the qualification for those exclusions may not be known at the time of the distribution.

Separately, the United States, pursuant to the Foreign Account Tax
Compliance Act ("FATCA") imposes a 30% tax on certain non-U.S. entities that receive U.S. source interest or dividends if the non-U.S. entity does not comply with certain U.S. disclosure and reporting requirements. This
FATCA tax also currently applies to the gross proceeds from the disposition of securities that produce U.S. source interest or dividends.
However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions.

It is the responsibility of the entity through which you hold your Units to determine the applicable withholding.

Foreign Tax Credit.

If a Trust directly or indirectly invests in non-U.S. stocks, the tax statement that you receive may include an item showing foreign taxes such
Trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes. A Trust would have to meet certain
IRS requirements in order to pass through credits to you.

In-Kind Distributions.

If permitted by this prospectus, as described in "Redeeming Your Units,"
you may request an In-Kind Distribution of a Trust's assets when you redeem your Units. This distribution is subject to tax, and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received.

You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                     Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor.
Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

Ownership of Units will not be evidenced by certificates. If you purchase or hold Units through a broker/dealer or bank, your ownership of Units will be recorded in book-entry form at the Depository Trust Company
("DTC") and credited on its records to your broker/dealer's or bank's DTC account. Transfer of Units will be accomplished by book entries made by
DTC and its participants if the Units are registered to DTC or its nominee, Cede & Co. DTC will forward all notices and credit all payments received in respect of the Units held by the DTC participants. You will receive written confirmation of your purchases and sales of Units from the broker/dealer or bank through which you made the transaction. You may transfer your Units by contacting the broker/dealer or bank through which you hold your Units.

Unit Holder Reports.

The Trustee will prepare a statement detailing the per Unit amounts (if any) distributed from the Income Account and Capital Account in connection with each distribution. In addition, at the end of each calendar year, the
Trustee will prepare a statement which contains the following information:

- A summary of transactions in the Trusts for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trusts;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

It is the responsibility of the entity through which you hold your Units to distribute these statements to you. In addition, you may also request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with applicable federal and state tax reporting requirements.

             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's
Securities to the Income Account of such Trust. All other receipts, such as return of capital or capital gain dividends, are credited to the
Capital Account of such Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

The Trustee will distribute money from the Income and Capital Accounts, as determined at the semi-annual Record Date, semi-annually on the twenty-
fifth day of each June and December to Unit holders of record on the tenth day of such months. However, the Trustee will only distribute money in the
Capital Account if the amount available for distribution from that account equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution. See "Summary of Essential
Information." No income distribution will be paid if accrued expenses of a

Trust exceed amounts in the Income Account on the Distribution Dates.
Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. If the
Trustee does not have your taxpayer identification number ("TIN"), it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

If an Income or Capital Account distribution date is a day on which the
NYSE is closed, the distribution will be made on the next day the stock exchange is open. Distributions are paid to Unit holders of record determined as of the close of business on the Record Date for that distribution or, if the Record Date is a day on which the NYSE is closed, the first preceding day on which the exchange is open.

We anticipate that there will be enough money in the Capital Account of the Trust to pay the deferred sales charge to the Sponsor. If not, the
Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, you will receive the pro rata share of the money from the sale of the Securities and amounts in the Income and Capital Accounts. All Unit holders will receive a pro rata share of any other assets remaining in your Trust after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of that Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of a Trust by notifying your broker/dealer or bank within the time period required by such entities so that they can notify the Trustee of your election at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of such Trust. There is no sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public
Offering." This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time.
Because the Trusts may begin selling Securities nine business days prior to the Mandatory Termination Date, reinvestment is not available during this period. Please contact your financial professional for additional information. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE
STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending a request for redemption to your broker/dealer or bank through which you hold your Units. No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Two business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the
Redemption Price per Unit calculated at the Evaluation Time on the Date of
Tender.

The Date of Tender is considered to be the date on which your redemption request is received by the Trustee from the broker/dealer or bank through which you hold your Units (if such day is a day the NYSE is open for trading). However, if the redemption request is received after 4:00 p.m.
Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the
Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender for redemption at least 2,500 Units of a Trust, or such larger amount as required by your broker/dealer or bank, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request to your broker/dealer or bank at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Unit holders must hold their Units through the end of the initial offering period. No In-Kind Distribution requests submitted during the 10 business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank's or

broker/dealer's account at DTC. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of Securities that make up the portfolio, and cash from the Capital
Account equal to the fractional shares to which you are entitled.

If you elect to receive an In-Kind Distribution of Securities, you should be aware that it will be considered a taxable event at the time you receive the Securities. See "Tax Status" for additional information.

The Trustee may sell Securities to make funds available for redemption. If
Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment)
may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in a Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of a Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of a Trust, if any;

4. cash held for distribution to Unit holders of record of a Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by a Trust; and

dividing

1. the result by the number of outstanding Units of a Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until they are collected, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

             Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable (i) in order to maintain the qualification of a Trust as a "regulated investment company"
in the case of a Trust which has elected to qualify as such or (ii) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in a Trust which is a "regulated investment company";

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust;

- As a result of the ownership of the Security, a Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company; or

- The sale of the Security is necessary for a Trust to comply with such federal and/or state securities laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time.

Except for instances in which a Trust acquires Replacement Securities, as described in "The FT Series," the Trusts will generally not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trusts and at the direction of the Sponsor, will vote for or against any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction.
If such exchanged securities or property are acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of such Trust for distribution to
Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from such Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act. When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trusts, which may include broker/dealers who sell Units of the
Trusts. We do not consider sales of Units of the Trusts or any other products sponsored by First Trust as a factor in selecting such broker/dealers. As authorized by the Indenture, the Trustee may also employ a subsidiary or affiliate of the Trustee to act as broker in selling such Securities or property. Each Trust will pay for these brokerage services at standard commission rates.

The Trustee may sell Securities designated by us or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trusts will terminate on the Mandatory Termination Date as stated in the "Summary of Essential
Information." The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by a Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period
("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than
60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

If a Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of a Trust before the Mandatory
Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination
Date. We will determine the manner and timing of the sale of Securities.
Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

You will receive a cash distribution from the sale of the remaining
Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after such Trust is terminated. The Trustee will deduct from the Trusts any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

    Information on the Sponsor, Trustee  and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First
Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as
Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $460 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and SIPC. Our principal offices are at 120 East
Liberty Drive, Wheaton, Illinois 60187; telephone number 800-621-1675. As of December 31, 2019, the total partners' capital of First Trust
Portfolios L.P. was $49,108,615.

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 240 Greenwich Street, New York, New
York 10286, telephone 800-813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial advisor. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of the New
York State Department of Financial Services and the Board of Governors of
the Federal Reserve System, and its deposits are insured by the Federal
Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities for the
Trusts; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the
Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 120 East Liberty Drive, Wheaton, Illinois 60187.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago,
Illinois 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard &
Milburn LLP acts as the Trustee's counsel.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the
SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

                     This page is intentionally left blank.

                     This page is intentionally left blank.

                                 First Trust(R)

              International Capital Strength Portfolio, Series 49
                   SMid Capital Strength Portfolio, Series 49
                                    FT 9061

                                    Sponsor:

                          First Trust Portfolios L.P.

                           Member SIPC o Member FINRA
                             120 East Liberty Drive
                            Wheaton, Illinois 60187
                                  800-621-1675

                                    Trustee:

                          The Bank of New York Mellon

                              240 Greenwich Street
                            New York, New York 10286
                                  800-813-3074
                             24-Hour Pricing Line:
                                  800-446-0132
    Please refer to the "Summary of Essential Information" for each Trust's
                                 Product Code.
                            ________________________

    When Units of the Trusts are no longer available, this prospectus may be used as a preliminary prospectus
       for a future series, in which case you should note the following:

    THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
   MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL
    THAT SERIES HAS BECOME EFFECTIVE WITH THE SEC. NO SECURITIES CAN BE SOLD
                  IN ANY STATE WHERE A SALE WOULD BE ILLEGAL.
                            ________________________

   This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C. under the:

               - Securities Act of 1933 (file no. 333-249843) and

               - Investment Company Act of 1940 (file no. 811-05903)

     Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C.
   Information regarding the operation of the SEC's Public Reference Room may be obtained by calling the SEC at 202-942-8090.

     Information about the Trusts is available on the EDGAR Database on the
                      SEC's Internet site at www.sec.gov.

                     To obtain copies at prescribed rates -

                   Write: Public Reference Section of the SEC
                          100 F Street, N.E.
                          Washington, D.C. 20549
          e-mail address: publicinfo@sec.gov

                             December 23, 2020

            PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

                              First Trust(R)

                               The FT Series

                          Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trusts contained in
FT 9061 not found in the prospectus for the Trusts. This Information
Supplement is not a prospectus and does not include all of the information you should consider before investing in a Trust. This Information
Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.

This Information Supplement is dated December 23, 2020. Capitalized terms have been defined in the prospectus.

                             Table of Contents

Risk Factors
   Securities                                                   1
   Dividends                                                    1
   Foreign Issuers                                              1
   Emerging Markets                                             2
   Small and/or Mid Capitalization Companies                    3
Concentration
   Concentration Risk                                           3
   Information Technology                                       3
Portfolios
   International Capital Strength Portfolio, Series 49          4
   SMid Capital Strength Portfolio, Series 49                   7

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks have a right to receive dividends only when and if, and in the amounts declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Foreign Issuers. The following section applies to individual Trusts which contain Securities issued by, or invest in securities issued by, foreign entities. Since certain of the Securities held by the Trust consist of, or invest in, securities issued by foreign entities, an investment in the
Trust involves certain investment risks that are different in some respects from an investment in a trust which invests solely in the securities of domestic entities. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations.
In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the
United States. However, due to the nature of the issuers of the Securities selected for the Trust, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trust.

Securities issued by non-U.S. issuers may pay interest and/or dividends in foreign currencies and may be principally traded in foreign currencies.
Therefore, there is a risk that the U.S. dollar value of these interest and/or dividend payments and/or securities will vary with fluctuations in foreign exchange rates.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trust are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all
Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trust relating to the purchase of a
Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities
Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by the Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trust will generally be effected only in foreign securities markets. Although the
Sponsor does not believe that the Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United
States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Emerging Markets. An investment in Units of International Capital Strength
Portfolio, Series 49 should be made with an understanding of the risks inherent with investing in certain smaller and emerging markets. Compared to more mature markets, some emerging markets may have a low level of regulation, enforcement of regulations and monitoring of investors'
activities. Those activities may include practices such as trading on material non-public information. The securities markets of developing countries are not as large as the more established securities markets and have substantially less trading volume, resulting in a lack of liquidity and high price volatility. There may be a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries as well as a high concentration of investors and financial intermediaries. These factors may adversely affect the timing and pricing of the acquisition or disposal of securities.

In certain emerging markets, registrars are not subject to effective government supervision nor are they always independent from issuers. The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists, which, along with other factors, could result in the registration of a shareholding being completely lost. Investors should therefore be aware that the Trust could suffer loss arising from these registration problems. In addition, the legal remedies in emerging markets are often more limited than the remedies available in the United States.

Practices pertaining to the settlement of securities transactions in emerging markets involve higher risks than those in developed markets, in large part because of the need to use brokers and counterparties who are less well capitalized, and custody and registration of assets in some countries may be unreliable. As a result, brokerage commissions and other fees are generally higher in emerging markets and the procedures and rules governing foreign transactions and custody may involve delays in payment, delivery or recovery of money or investments. Delays in settlement could result in investment opportunities being missed if a trust is unable to acquire or dispose of a security. Certain foreign investments may also be less liquid and more volatile than U.S. investments, which may mean at times that such investments are unable to be sold at desirable prices.

Political and economic structures in emerging markets often change rapidly, which may cause instability. In adverse social and political circumstances, governments have been involved in policies of expropriation, confiscatory taxation, nationalization, intervention in the securities market and trade settlement, and imposition of foreign investment restrictions and exchange controls, and these could be repeated in the future. In addition to withholding taxes on investment income, some governments in emerging markets may impose different capital gains taxes on foreign investors. Foreign investments may also be subject to the risks of seizure by a foreign government and the imposition of restrictions on the exchange or export of foreign currency. Additionally, some governments exercise substantial influence over the private economic sector and the political and social uncertainties that exist for many developing countries are considerable.

Another risk common to most developing countries is that the economy is heavily export oriented and, accordingly, is dependent upon international trade. The existence of overburdened infrastructures and obsolete financial systems also presents risks in certain countries, as do environmental problems. Certain economies also depend, to a large degree, upon exports of primary commodities and, therefore, are vulnerable to changes in commodity prices which, in turn, may be affected by a variety of factors.

Small and/or Mid Capitalization Companies. The following section applies to individual Trusts which contain Securities issued by, or invest in
Securities that hold securities issued by, small and/or mid capitalization companies. While historically stocks of small and mid capitalization companies have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Such companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small and mid cap company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because such companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these
Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Concentration

Concentration Risk. When at least 25% of a trust's portfolio is invested in securities issued by companies within a single sector, the trust is considered to be concentrated in that particular sector. A portfolio concentrated in one or more sectors may present more risks than a portfolio broadly diversified over several sectors.

The International Capital Strength Portfolio, Series 49 and the SMid
Capital Strength Portfolio, Series 49 are concentrated in stocks of the industry or group of industries comprising the information technology sector.

Information Technology. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, Internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services.
The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse effect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-
technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and
telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies.
Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the
Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the
Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of
Internet products and services. The adoption of any such laws could have a material adverse impact on the Securities in the Trust.

Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub-
$1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.

The social media industry is also highly competitive and subject to the risks involved with information technology companies, namely, short product life cycles, evolving industry standards, loss of patent protections, rapidly changing technologies and frequent new product introductions.  Additional risks generally applicable to social media companies include, without limitation: disruption of services due to internal or external technical issues; security breaches of private, proprietary and confidential information; and evolving laws and regulations, foreign or domestic, that could negatively affect operations.
Furthermore, the sustainability of the business models employed by social media companies remain largely unproven.

Portfolios

Securities Selected for International Capital Strength Portfolio, Series 49

Australia
_________

BHP Group Ltd (ADR), incorporated in the United Kingdom and headquartered in Melbourne, Australia, operates as an international diversified natural resources company. The company explores for, develops and markets petroleum, potash, aluminum, nickel, manganese ore and alloys, copper, silver and lead, among other resources. The company serves various utilities, steel producers and industrial users.

CSL Limited (ADR), headquartered in Parkville, Australia, develops, manufactures and markets human pharmaceutical and diagnostic products derived from human plasma. The company's products include pediatric and adult vaccines, infection and pain medicine, antivenoms, anticoagulants, skin disorder remedies and immunoglobulins.

Canada
______

Canadian National Railway Company, headquartered in Montreal, Canada, is the only railroad which crosses the North American continent east-west and north-south, serving ports on the Atlantic, Pacific and Gulf coasts while linking customers to all three NAFTA nations.

China
_____

Alibaba Group Holding Limited (ADR), incorporated in the Cayman Islands and headquartered in Hangzhou, China, through its subsidiaries, operates a holding company. The company provides internet infrastructure, online financial, e-commerce and internet content services worldwide.

JD.com, Inc. (ADR), incorporated in the Cayman Islands and headquartered in Beijing, China, is an online direct sales company. The company offers a wide selection of products including electronics, home appliances and general merchandise.

NetEase, Inc. (ADR), incorporated in the Cayman Islands and headquartered in Beijing, China, through its subsidiaries, operates an online community in China. The company operates in three segments: Online Game Services,
Advertising Services and Wireless Value-added Services and others.

Tencent Holdings Limited (ADR), incorporated in the Cayman Islands and headquartered in Shenzhen, China, primarily provides Internet services.
Other activities of the company include mobile and telecommunications services, online advertising and e-commerce transactions. The company operates in China and internationally.

Denmark
_______

Genmab A/S (ADR), headquartered in Copenhagen, Denmark, is a biotechnology company. The company researches and develops antibody therapeutics for cancer treatments.

Novo Nordisk A/S (ADR), headquartered in Bagsvaerd, Denmark, is a health care company that specializes in products for the treatment of diabetes, as well as products in the areas of coagulation disorders, human growth hormones and hormone replacement.

France
______

Sanofi (ADR), headquartered in Paris, France, is engaged in the development and manufacture of prescription pharmaceuticals in four main therapeutic categories: Cardiovascular/Thrombosis, Central Nervous System,
Internal Medicine and Oncology.

India
_____

Infosys Limited (ADR), headquartered in Bangalore, India, provides consulting and information technology services primarily in North America,
Europe, and the Asia-Pacific region. The company targets businesses specializing in the insurance, banking, telecommunication and manufacturing sectors.

Ireland
_______

Accenture Plc, headquartered in Dublin, Ireland, is a professional services company. The company provides management consulting, technology services, and outsourcing services to clients to improve the client's business performance.

AON Plc, headquartered in London, England, through its subsidiaries, provides insurance and risk management, consulting, and insurance underwriting solutions worldwide.

Aptiv Plc, headquartered in Dublin, Ireland, together with its subsidiaries, manufactures vehicle components and provides electrical and electronic, powertrain, safety, and thermal technology solutions for the automotive and commercial vehicle markets worldwide.

Experian Plc (ADR), headquartered in Dublin, Ireland, offers credit and marketing services. The company manages large databases that enable credit granting and monitoring, and help minimize fraud and credit risk. The company also offers specialist analytical solutions for risk management, credit scoring and processing applications, in addition to processing checks and credit cards, and offering credit reports and scores to consumers.

ICON Plc, headquartered in Dublin, Ireland, provides clinical research and development services worldwide to the pharmaceutical, biotechnology, and medical device industries.

Trane Technologies Plc, headquartered in Swords, Ireland, engages in the design, manufacture, sale and service of a portfolio of industrial and commercial products in the United States and internationally.

Israel
______

Check Point Software Technologies Ltd., headquartered in Tel Aviv, Israel, develops, sells and supports secure enterprise networking solutions. The company's integrated architecture includes network security, network traffic control and Internet protocol address management.

Japan
_____

Nintendo Co., Ltd. (ADR), headquartered in Kyoto, Japan, together with its subsidiaries, manufactures and markets home-use video games globally. The company also produces related software used in conjunction with its television-compatible entertainment systems.

Sony Corporation (ADR), headquartered in Tokyo, Japan, designs, develops, manufactures and markets electronic equipment and devices for the consumer, professional and industrial markets. Products include audio/video equipment for home and car, DVD players/recorders, game consoles, computers and computer peripherals. The company is also engaged in the entertainment and music publishing businesses.

Tokyo Electron Limited (ADR), headquartered in Minato-Ku, Japan, manufactures and sells industrial electronics products, such as semiconductor manufacturing machines, flat panel display (FPD)
manufacturing machine, photo voltaic (PV) manufacturing machine, and electronic components. The company's products are sold in Japan, the
United States and Taiwan.

The Netherlands
_______________

ASML Holding N.V., headquartered in Veldhoven, the Netherlands, together with its subsidiaries, is a microelectronics company. The company develops, makes, sells and services advanced photolithography projection systems, including wafer steppers and step-and-scan systems, that are essential to the fabrication of modern integrated circuits.

Sweden
______

Telefonaktiebolaget LM Ericsson (ADR), headquartered in Stockholm, Sweden, develops, produces and markets telecommunications equipment and services to mobile and fixed networks worldwide. The company also provides products and services for radio access solutions, business support systems, television and media management services, and modems for handset and tablet manufacturers.

Switzerland
___________

Garmin Ltd., headquartered in Schaffhausen, Switzerland, designs, develops, manufactures and markets navigation, communications and information devices, most of which are enabled by Global Positioning
System (GPS) technology.

Logitech International S.A., headquartered in Lausanne, Switzerland, engages in the design, manufacture and marketing of personal interface products for personal computers and other digital platforms. The company's products enable or enhance digital navigation, music and video entertainment, social networking, audio and video communication over the
Internet and home entertainment control.

Nestle S.A. (ADR), headquartered in Vevey, Switzerland, is that country's largest industrial company, as well as the world's largest food company.
The company's subsidiaries produce and sell beverages, milk products, culinary products, frozen food, chocolate, ready-to-eat dishes, refrigerated products, food service products, pet food, pharmaceuticals and cosmetics.

Roche Holding AG (ADR), headquartered in Basel, Switzerland, develops and manufactures pharmaceutical and chemical products. The company produces prescription and non-prescription drugs, fine chemicals, vitamins and diagnostic equipment. The company manufactures and distributes its products worldwide.

Taiwan
______

Taiwan Semiconductor Manufacturing Company Ltd. (ADR), headquartered in
Hsinchu, Taiwan, manufactures integrated circuits based on its proprietary designs. The company offers a comprehensive set of integrated circuit fabrication processes to manufacture CMOS logic, mixed-mode, volatile and non-volatile memory and BiCMOS chips.

United Kingdom
______________

Rio Tinto Plc (ADR), headquartered in London, England, is engaged in finding, mining and processing the earth's mineral resources. The company's major products include aluminum, copper, diamonds, energy products (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc and zircon) and iron ore.

Unilever Plc (ADR), headquartered in London, England, is engaged in the business of supplying fast-moving consumer goods internationally. The company provides branded products in four segments: foods, personal care, refreshments and home care.

Securities Selected for SMid Capital Strength Portfolio, Series 49

Consumer Discretionary
______________________

Brunswick Corporation, headquartered in Mettawa, Illinois, is a global designer, manufacturer and marketer of recreation products. The company's products include marine engines, boats, fitness equipment and active recreation products.

Deckers Outdoor Corporation, headquartered in Goleta, California, engages in the design, production, and brand management of footwear for outdoor activities and casual lifestyle use.

Gentex Corporation, headquartered in Zeeland, Michigan, designs, manufactures and markets products developed with electro-optic technology.
Products include automatic dimming rearview mirrors and fire safety products. The company markets its products globally.

Helen of Troy Limited, incorporated in Bermuda and headquartered in El
Paso, Texas, designs, develops and markets a variety of products for the housewares, healthcare, nutrition and personal care sectors. The company's products include food preparation equipment and storage containers, bathroom products and accessories, baby and toddler care products, water filtration systems, thermometers and blood pressure monitors, health supplements and hair and body products.

Installed Building Products, Inc., headquartered in Columbus, Ohio, is a residential insulation installer in the United States. The company also installs complementary building products, including garage doors, rain gutters, shower doors, closet shelving and mirrors.

Ollie's Bargain Outlet Holdings, Inc., headquartered in Harrisburg,
Pennsylvania, is a brand name discount retailer. The company offers a broad selection of merchandise, including food, home, clothing, pet and garden products.

TopBuild Corp., headquartered in Daytona Beach, Florida, is an insulation products company. The company installs and distributes insulation and other building products, including fireplaces, gutters and roofing materials.

YETI Holdings, Inc., headquartered in Austin, Texas, designs and distributes products for the outdoor and recreation markets. The company offers coolers, storage and outdoor living accessories.

Consumer Staples
________________

Casey's General Stores, Inc., headquartered in Ankeny, Iowa, operates convenience stores in small towns in the Midwest. The stores offer food, beverages and non-food products such as health and beauty aids, tobacco products, automotive products and gasoline by company stores and from the wholesale sale of merchandise items and gasoline to franchised stores.

Medifast, Inc., headquartered in Baltimore, Maryland, is a health care company. Through its subsidiaries, the company manufactures and distributes healthy living products and programs in United States and internationally.

Energy
______

Renewable Energy Group, Inc., headquartered in Ames, Iowa, is an alternative energy solutions provider. The company offers engineering consulting services for bio-diesel production operations and for distribution of refined biodiesel products throughout the United States.

Financials
__________

Evercore Inc., headquartered in New York, New York, is an investment banking boutique. The company provides advisory services on mergers, acquisitions, divestitures, restructurings and other corporate transactions to multinational corporations. The company also manages private equity funds for institutional investors.

FactSet Research Systems Inc., headquartered in Norwalk, Connecticut, is a provider of online integrated database services to the global financial community.

Health Care
___________

Amedisys, Inc., headquartered in Baton Rouge, Louisiana, is a provider of home-health and hospice care services in the southern United States.
Facilities and services include home health care nursing, home infusion therapy and ambulatory surgery centers.

Bio-Techne Corporation, headquartered in Minneapolis, Minnesota, is a biotechnology company. The company develops, manufactures and sells biotechnology products and clinical diagnostic controls worldwide.

Charles River Laboratories International, Inc., headquartered in
Wilmington, Massachusetts, is a provider of critical research tools and integrated support services that enable drug discovery and development.
The company serves biotechnology and pharmaceutical companies, government agencies, hospitals and academic institutions worldwide.

Masimo Corporation, headquartered in Irvine, California, is a medical technology company. The company designs, develops and licenses noninvasive medical signal processing and sensor technologies. The company markets its products worldwide.

Molina Healthcare, Inc., headquartered in Long Beach, California, is a multi-state managed care organization that arranges for the delivery of health care services to persons eligible for Medicaid and other programs for low-income families and individuals.

PRA Health Sciences, Inc., headquartered in Raleigh, North Carolina, is a contract research organization providing various product development services for pharmaceutical and biotechnology companies worldwide. The company offers integrated services, such as data management, statistical analysis and clinical trial management.

United Therapeutics Corporation, headquartered in Silver Spring, Maryland, engages in the development and commercialization of therapeutic products for patients with chronic and life-threatening diseases. The company's products are primarily focused in the therapeutic areas of cardiovascular, cancer and infectious diseases.

Industrials
___________

Generac Holdings Inc., headquartered in Waukesha, Wisconsin, designs, manufactures and markets a range of generators and other engine powered products for the residential, light commercial, industrial and construction markets in the United States and Canada.

Hubbell Incorporated, headquartered in Shelton, Connecticut, makes electrical and electronic products for commercial, industrial and telecommunications applications. The company's products include connectors, receptacles, plugs, lighting fixtures and voice and data signal processing components. The company operates in the United States and internationally.

Lincoln Electric Holdings, Inc., headquartered in Cleveland, Ohio, through its subsidiaries, engages in the manufacture and resale of welding and cutting products worldwide.

MasTec, Inc., headquartered in Coral Gables, Florida, is a specialty contractor. The company procures, engineers, constructs and maintains the infrastructures that allow electric transmission and distribution, natural gas and oil pipeline, and communications companies to facilitate the production and delivery of their products to their customers.

Nordson Corporation, headquartered in Westlake, Ohio, engineers and manufactures equipment used for precision dispensing and processing of adhesives, coatings, sealants and polymers. The company's equipment is also used in testing, quality inspection and curing.

The Timken Company, headquartered in Canton, Ohio, is a global manufacturer of highly engineered bearings, alloy and specialty steel and related components. The company operates through two segments: Mobile
Industries and Process Industries.

The Toro Company, headquartered in Bloomington, Minnesota, designs, manufactures and markets professional turf maintenance equipment, irrigation systems, landscaping equipment, agricultural irrigation systems and residential yard products.

UFP Industries Inc., headquartered in Grand Rapids, Michigan, through its subsidiaries, designs, manufactures, treats and distributes lumber products for retail, industrial and construction markets. The company also produces wood-alternative products.

Information Technology
______________________

Alarm.com Holdings, Inc., headquartered in Tysons, Virginia, provides a platform to make connected home technology broadly accessible to home and business owners. The company also sells hardware used by its systems, including cellular radio modules, video cameras, image sensors, thermostats and other peripherals.

Ciena Corporation, headquartered in Hanover, Maryland, is a technology company. The company provides network hardware, software and services that support the transport, switching, aggregation, service delivery and management of video, data, and voice traffic on communications networks.

Enphase Energy, Inc., headquartered in Fremont, California, provides microinverter technology for the solar power industry. The company's technology increases energy production, simplifies design and installation, reduces fire safety risk and provides a platform for intelligent energy management.

EVERTEC, Inc., headquartered in San Juan, Puerto Rico, is a full-service transaction processing business in Latin America. The company provides a broad range of merchant acquiring, payment processing and business process management services.

Fair Isaac Corporation, headquartered in San Jose, California, develops analytic, software and data management solutions that enable businesses to enhance their performance.

NIC Inc., headquartered in Olathe, Kansas, provides eGovernment services that enable governments to use the Internet to provide various services to businesses and citizens in the United States. The technology helps governments reduce internal costs and increase efficiencies.

Qualys, Inc., headquartered in Foster City, California, is a provider of cloud security, compliance and related services for small and medium-sized businesses, large corporations and government entities. The company offers vulnerability management solutions as applications through the web.

SolarEdge Technologies, Inc., incorporated in the United States and headquartered in Herziliya Pituach, Israel, develops, manufactures and sells direct current optimized inverter systems for solar photovoltaic installations internationally. The company's products are used in many solar market segments, including residential, commercial and small utility solar installations.

Synaptics Incorporated, headquartered in San Jose, California, is a developer of custom-designed user interface solutions that enable people to interact with a variety of mobile computing and communications devices.

Trimble Inc., headquartered in Sunnyvale, California, develops, manufactures and distributes products enabled by Global Positioning System
(GPS), optical, laser and wireless communications technology.

Materials
_________

Boise Cascade Company, headquartered in Boise, Idaho, is a building products company. The company manufactures wood products and is a wholesale distributor of building materials.

RPM International Inc., headquartered in Medina, Ohio, manufactures and markets protective coatings used in waterproofing, general maintenance, flooring systems and coating, corrosion control, and other applications.

We have obtained the foregoing company descriptions from third-party sources we deem reliable.

Undertaking

Subject to the terms and conditions
of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

CONTENTS
OF REGISTRATION STATEMENT

A.	Bonding Arrangements of Depositor:

First Trust Portfolios L.P. is
covered by a Brokers' Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B.	This Registration Statement on Form S-6 comprises the following papers and documents:

The facing sheet

The Prospectus

The signatures

Exhibits

SIGNATURES

The Registrant, FT 9061, hereby
identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust
Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust,
Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438;
FT 556; FT 754; FT 1102; FT 1179; FT 2935; FT 3320; FT 3367; FT 3370; FT 3397; FT 3398; FT 3400; FT 3451; FT 3480; FT 3529; FT
3530; FT 3568; FT 3569; FT 3570; FT 3572; FT 3615; FT 3647; FT 3650; FT 3689; FT 3690; FT 3729; FT 3780; FT 3940; FT 4020; FT 4037;
FT 4143; FT 4260; FT 4746; FT 4789; FT 5039; FT 5415; FT 7033; FT 7256; FT 7935; FT 8495; FT 8669; FT 8713; FT 8740; FT 8746; FT
8758; FT 8817; FT 8955; FT 8956; FT 8976; FT 8978; FT 8993; FT 8994; FT 8997; FT 9039; FT 9040 and FT 9042 for purposes of the representations required by Rule 487 and represents the following:

(1)       that
the portfolio securities deposited in the series with respect to which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

(2)       that,
except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

(3)       that
it has complied with Rule 460 under the Securities Act of 1933.

Pursuant to the requirements
of the Securities Act of 1933, the Registrant, FT 9061, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on December 23, 2020.

FT 9061

By:	First Trust Portfolios L.P.
Depositor

By:	/s/ Elizabeth H. Bull
Senior Vice President

Pursuant to the requirements of the
Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

Name
Title*
Date

James A. Bowen
Director of The Charger Corporation, the General Partner of First Trust Portfolios L.P., and Chief Executive Officer of First Trust Portfolios L.P.
    )
)
)
)By: /s/ Elizabeth H. Bull
)    Attorney-in-Fact**
) December 23, 2020

James M. Dykas
Chief Financial Officer of First Trust Portfolios L.P.
    )
)

Christina Knierim
Controller of First Trust Portfolios L.P.
    )
)

*	The title of the person named herein represents his or her capacity in and relationship to First
Trust Portfolios L.P., the Depositor.

**	Executed copies of the related powers
of attorney were filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT
8880 (File No. 333-240230) and the same is hereby incorporated herein by this reference.

CONSENT OF COUNSEL

The consent of counsel to the use
of its name in the Prospectus included in this Registration Statement will be contained in its opinion to be filed as Exhibit 3.1 of the Registration Statement.

CONSENT
OF FIRST TRUST ADVISORS L.P.

The consent of First Trust Advisors
L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration
Statement.

Consent
of Independent Registered Public Accounting Firm

The consent of Deloitte & Touche
LLP to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.2 to the Registration
Statement.

EXHIBIT
INDEX

1.1	Standard
Terms and Conditions of Trust for FT 4484 and certain subsequent Series, effective
November 6, 2013 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors
L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor and FTP Services LLC, as FTPS Unit Servicing Agent (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-191558] filed on behalf of FT 4484).

1.1.1	Trust Agreement for FT 9061 and certain subsequent Series, effective December 23, 2020 among First
Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, and First
Trust Advisors L.P., as Portfolio Supervisor.

1.2	Certificate
of Limited Partnership of Nike Securities, L.P., predecessor of First Trust Portfolios
L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-230481]
filed on behalf of FT 8001).

1.3	Amended
and Restated Limited Partnership Agreement of Nike Securities, L.P., predecessor of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form

S-6
[File No. 333-230481] filed on behalf of FT
8001).

1.4	Articles
of Incorporation of Nike Securities Corporation, predecessor to The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File
No. 333-230481] filed on behalf of FT 8001).

1.5	By-Laws
of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).

1.6	Underwriter Agreement (incorporated by reference to Amendment
No. 1 to Form S-6 [File No. 33-42755] filed
on behalf of The First Trust Special Situations Trust, Series 19).

2.2	Code
of Ethics (incorporated by reference to Amendment No. 1 to Form S-6 [File
No. 333-224320] filed on behalf of FT 7359).

3.1	Opinion of counsel as to legality of securities being registered.

4.1	Consent of First Trust Advisors L.P.

4.2	Consent of Independent Registered Public Accounting Firm.

6.1	List
of Principal Officers of the Depositor (incorporated by reference to Amendment No.
1 to Form S-6 [File No. 333-236093] filed on
behalf of FT 8556).

7.1	Powers
of Attorney executed by the Officers listed on page S-3 of this Registration Statement
(incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-240230]
filed on behalf of FT 8880).